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                            CAUTHORN HALE HORNBERGER
                             FULLER SHEEHAN & BECKER
                                  INCORPORATED

                                ATTORNEYS AT LAW
                         ONE RIVERWALK PLACE, SUITE 620
                           700 NORTH ST. MARY'S STREET           (210) 271-1700
                          SAN ANTONIO, TEXAS 78205-3508      FAX (210) 271-1740

                                 April 22, 1999





Securities and Exchange Commission
Washington, D.C.  20549

Attention:   Mr. John Saia

             RE: Request for Withdrawal of S-3 Registration Statement (Filing No. 333-76603); Florafax International, Inc. ("Florafax")

Dear Mr. Saia:

     On behalf of our client, Florafax, please accept this letter as Florafax's formal request to withdraw the above-referenced Registration Statement which was filed with your office on April 20, 1999. For your information, management of Florafax has determined that it would be in Florafax's best interests to postpone indefinitely registration of the shares identified on such S-3. Please call me directly at (210) 271-1700 if you have any questions regarding this matter.

     Thank you for your assistance in this matter.

                                             Yours very truly,

                                             CAUTHORN HALE HORNBERGER
                                             FULLER SHEEHAN & BECKER, INC.


                                             By:                /s/
                                                 ----------------------------
                                                   Holly H. Fuller